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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Academy Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue, 35th Floor
(No. and Street)

New York (City) NY (State) 10172 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Graham 858-876-9398 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 18 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 5/22/15

OATH OR AFFIRMATION

I, Douglas Greenwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS J. WACHT
NOTARY PUBLIC, State of New York
No. 4897781
Qualified in Westchester County
Commision Expires May 18, 1989 2015

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACADEMY SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ACADEMY SECURITIES INC.

Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	
Statement of financial condition	2
Notes to statement of financial condition	3

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Academy Securities, Inc.

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Academy Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2015

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Assets:		
Cash	$	1,683,299
Restricted cash		171,475
Due from clearing broker		447,058
Accounts receivable		327,275
Prepaid expenses		71,099
Furniture, computer equipment, and leasehold improvements at cost, less accumulated depreciation of $20,856		52,391
Other assets		21,861
Total Assets	$	2,774,458

LIABILITIES AND STOCKHOLDERS' DEFICIENCY:

Liabilities:		
Accounts payable and accrued expenses	$	339,712
Subordinated debt interest payable		339,177
Soft dollar payable		192,507
Total Liabilities		871,396
Liabilities subordinated to the claims of general creditors		5,537,977
Stockholders' Deficiency:		
Preferred stock - $.01 par value; 1,000,000 shares authorized		
Series A Preferred Stock, 113,360 shares and outstanding		1,134
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 326,884 shares outstanding		3,269
Additional paid- in -capital		5,572,557
Series A Preferred stock subscription receivable		(1,769,139)
Common stock subscription receivable		(1,497,236)
Accumulated deficit		(5,945,500)
Total Equity		(3,634,915)
Total Liabilities and Stockholders' Deficiency	$	2,774,458

The accompanying notes are an integral part of the statement of financial condition.

ACADEMY SECURITIES INC.

Notes to Statement of Financial Condition
December 31, 2014

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service Disabled Veteran Owned Business (SDVOB) that conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices and high net-worth individuals. The Company also provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2] Revenue recognition:

Advisory Fee:

Advisory fee revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Advisory revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Advisory fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Commission Income:

Commissions on customers' securities transactions are recorded on a trade-date basis. Clearing costs, commissions to foreign brokers, and securities taxes charged for certain transactions are recorded on a trade-date basis.

[3] Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Furniture, computers, equipment, and leasehold improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[5] Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of costs may be limited. The Company has not experienced any losses on such accounts.

[6] Due from clearing broker (JP Morgan Clearing Corp):

Due from clearing broker includes a $250,000 required deposit.

[7] Common Stock and Series A Preferred Stock Subscription Receivable:

Common stock and Series A Preferred Stock subscription receivable represents amounts due from the majority shareholder related to the issuance of common stock and Series A Preferred stock. No interest is charged for outstanding amounts due.

[8] Soft Dollar Payables:

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of section 28(e) of the Securities Exchange Act of 1934 and that customers have appropriately disclosed and received approval from investors to pay for services outside of the Section 28(e) safe harbor.

NOTE C – LEASE COMMITMENTS

On July 1, 2012, the Company executed a 5 year 3 month non-cancelable operating lease for office space in San Diego, CA. The lease will expire on September 30, 2017.

On September 26, 2012, the Company executed a 2 year operating lease for its office space in Chase Manhattan Plaza, New York, NY. The lease expired on September 30, 2014.

On September 26, 2012, the Company executed a 3 year operating lease for its office space in Chicago, IL. The lease will expire on January 31, 2016.

On January 1, 2013, the Company executed a month to month lease for its office space in Charleston, SC. The lease can be cancelled with 30 days' notice.

On August 5, 2014, the Company executed an expense sharing agreement with The North Carolina Company to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease expires March 31, 2019.

On August 29, 2014, the Company executed a 2 year operating lease for its office space in 277 Park Avenue, New York, NY. The lease will expire on August 31, 2016.

ACADEMY SECURITIES INC.

Notes to Statement of Financial Condition
December 31, 2014

NOTE C – LEASE COMMITMENTS (CONTINUED)

Future anticipated annual lease payments are as follows:

Year Ending December 31,	Amount
2015	$343,666
2016	246,940
2017	121,827
2018	78,850
2019	20,336
Total	$811,619

NOTE D - INCOME TAXES

For financial statement reporting purposes, net deferred tax assets of approximately $2,100,000 related primarily to the NOL carryforward that have been fully offset with a valuation allowance, as the realization of these deferred tax assets are dependent on the company generating future taxable income. The net deferred tax assets and the corresponding valuation allowance increased by approximately $124,000 in the current year primarily due to the loss incurred during the year.

There are no income tax returns under audit. The Company is no longer subject to federal, state or local income taxes examinations for the years before December 31, 2011.

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, computer equipment, and leasehold improvements, net, at December 31, 2014, consist of the following:

Computer and office equipment	$ 38,973
Leasehold improvements	34,274
	73,247
Less: accumulated depreciation and amortization	(20,856)
	$ 52,391

NOTE F - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was $1,662,139 which exceeded the required net capital by $1,562,139. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.52 to 1.

NOTE G - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE H – CAPITAL

Academy Securities, Inc offered to accredited investors a Maximum Amount of $2,000,016 of its convertible preferred stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. 65,360 shares were offered at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $40,000. As no dividends have yet been paid out, dividends in arrears will be paid from funds legally as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company.

In January 2014, the Company granted an employee options to purchase 3,268 shares of common stock. These options are exercisable at a price of $8.89 per share, and expire in seven years. 50% of the options vested upon acceptance and 50% will vest in February 2015.

NOTE I – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under twenty-one subordination agreements (the "Agreement") in the aggregate amount of $5,537,977. As of December 31, 2014, the carrying amount of these liabilities approximates fair value. The Agreements, which are between the lenders and the company, have been approved by FINRA and, as such, are available for net capital purposes. The schedule of Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
12/28/2011	12%	8/1/2016	$ 50,000
1/12/2012	12%	8/1/2016	100,000
3/20/2012	12%	8/1/2016	100,000
5/24/2012	12%	8/1/2016	35,000
8/5/2010	12%	8/1/2016	30,000
8/5/2010	12%	8/1/2016	150,000
8/20/2010	12%	8/1/2016	150,000
8/2/2010	12%	8/1/2016	30,000
9/28/2011	12%	9/19/2016	91,110
9/28/2011	12%	9/21/2016	91,110
1/20/2012	12%	12/26/2016	181,620
1/25/2012	12%	12/29/2016	113,888
3/19/2012	12%	3/5/2017	45,555
5/8/2012	12%	5/8/2017	30,066
5/25/2012	12%	5/24/2017	91,110
6/15/2012	12%	6/1/2017	36,339
6/15/2012	12%	6/1/2017	24,179
8/6/2012	6%	8/1/2019	4,038,000
3/25/2014	6%	3/25/2017	25,000
4/11/2014	6%	4/11/2017	100,000
4/14/2014	6%	4/14/2017	25,000
		Total	$5,537,977